UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Exclusion of Subsidiary from Holding Company

On July 15, 2024, Shinhan Financial Group (hereinafter “SFG”) disclosed that ‘Shinhan AI’ has been dissolved from the list of group’s subsidiaries. SFG announced that reasons for exclusion of Shinhan AI was business liquidation. Cosequently, the total number of subsidiaries of SFG decreased from 16 to 15.

Key Details of Shinhan AI

1. Main business : Investment Advisory

2. Financlial status of latest fiscal year (Dec 31, 2023/ KRW million)

- Total Assets : 35,674

- Total Liabilities : 940

- Total shareholder’s equity : 34,734

- Capital stock : 42,000

3. Percentage of value of shares held to total assets : 0.09 (%)

4. Date of exclusion : 2024.07.15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 15, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer